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                            September 21, 2021

       Denise Scots-Knight, Ph.D.
       Chief Executive Officer
       Mereo Biopharma Group plc
       Fourth Floor
       One Cavendish Place
       London W1G 0QF UK

                                                        Re: Mereo Biopharma
Group plc
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed September 7,
2021
                                                            File No. 333-258495

       Dear Dr. Scots-Knight:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-3 filed September 7, 2021

       General

   1. We note your response to our prior comment. We disagree with your analysis underlying your conclusion that
you may rely on Securities Act Forms C&DI 116.05 (February 27,
                                                        2009) to register the
resale of 1,349,692 ordinary shares issuable to AstraZeneca AB at this time. Accordingly,
please amend your registration statement to remove the ordinary shares issuable to
AstraZeneca AB in the second and third equity tranches. Once the relevant milestones
have been achieved and the ordinary shares issuable in the second and third equity tranches
are outstanding, you may register the resale of those shares.
 Denise Scots-Knight, Ph.D.
Mereo Biopharma Group plc
September 21, 2021
Page 2

       Please contact Deanna Virginio at 202-551-4530 or Celeste Murphy at 202-551-3257
with any other questions.



                                                        Sincerely,
FirstName LastNameDenise Scots-Knight, Ph.D.
                                                        Division of Corporation
Finance
Comapany NameMereo Biopharma Group plc
                                                        Office of Life Sciences
September 21, 2021 Page 2
cc:       David S. Bakst, Esq.
FirstName LastName